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                               May 5, 2021

       Scott Requadt
       Chief Executive Officer
       Talaris Therapeutics, Inc.
       570 S. Preston St.
       Louisville, KY 40202

                                                        Re: Talaris
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 3, 2021
                                                            File No. 333-255316

       Dear Mr. Requadt:

              We have reviewed your registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 3, 2021

       Our bylaws that will become effective upon the consummation of this offering..., page 75

   1. We note that your risk factor and your disclosure on page 198 states that your bylaws to be effective upon the
completion of this offering includes a forum selection provision that identifies the Court of
Chancery of the State of Delaware as the exclusive forum for certain litigation,
including any    derivative action,    and that it will not apply to causes of
                                                        actions arising under
the Securities Act or the Exchange Act, and that the federal courts will serve as the
exclusive forum for causes of action arising under the Securities Act.
                                                        However, your Form of
Second Amended and Restated Bylaws filed as Exhibit
                                                        3.4 includes an
exclusive federal forum (the federal district courts of the United States) for
                                                        Securities Act claims
only. Please revise your disclosure and/or your Form of Second
                                                        Amended and Restated
Bylaws to reconcile this discrepancy or advise us how you will
 Scott Requadt
Talaris Therapeutics, Inc.
May 5, 2021
Page 2
       make future investors aware of the provision's scope of applicability (for example, by including such disclosure in your future Exchange Act reports).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameScott Requadt
                                                            Division of
Corporation Finance
Comapany NameTalaris Therapeutics, Inc.
                                                            Office of Life
Sciences
May 5, 2021 Page 2
cc:       Gabriela Morales-Rivera, Esq.
FirstName LastName